Exhibit 99.1

IM Cannabis Reports Third Quarter 2022 Financial Results;
Revenues Increased 78% YoY and 12% Sequentially

Company to refocus resources and efforts on the Israeli and German markets;
Commences exit of the Canadian market

TORONTO and GLIL YAM, Israel, November 14, 2022 -- IM Cannabis Corp. (the "Company", "IM Cannabis", or "IMC") (CSE: IMCC) (NASDAQ: IMCC), a leading medical cannabis company, provided financial results for its third quarter ended September 30, 2022. All amounts are reported in Canadian dollars unless otherwise stated.

Q3 2022 Highlights

•	Revenues for Q3 2022 were $14.2 million, compared to $8.0 million on Q3 2021, an increase of 78%, representing a 12% sequential organic growth.

•	Gross profit, before fair value adjustments, for Q3 2022 was $2.8 million, compared to $2.0 million in Q3 2021, an increase of 39%.

•	Gross Margin, before fair value adjustments, for Q3 2022 was 20%, compared to 25% in Q3 2021.

•
Canadian restructuring efforts continued with the decision to seek a sale of the Company’s Canadian operations in September 2022. On November 7, 2022, the Company announced that it was commencing an exit of the Canadian cannabis market to focus its resources on pursuing growth opportunities in Israel, Germany and Europe. Trichome and certain of its wholly-owned subsidiaries (“Trichome”), filed for and obtained creditor protection under the Canadian Companies' Creditors Arrangement Act (“CCAA”). The CCAA proceedings are solely in respect of Trichome. As such, the Company's other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA proceedings.

•
Trichome’s assets and associated liabilities are classified as “held for sale” in the consolidated statement of financial position as of September 30, 2022 and as “discontinued operations” in the consolidated statements of profit or loss and other comprehensive income for all periods presented.

•
Total assets as of September 30, 2022 were $129.1 million compared to $287.4 million as of December 31, 2021, representing a decrease of $158.3 million or 55%. This decrease in the Company’s Total Assets was primarily due to the goodwill impairment of Trichome in the amount of $107.9 million.

Management Commentary

"The third quarter marked a pivotal moment on our trajectory to profitability," said Oren Shuster, Chief Executive Officer of IM Cannabis. "By commencing our exit from Canada, we are now concentrating all our efforts on our highest value markets, Israel and Germany, to accelerate our path to profitability and long-term shareholder value.”

“We will continue building on the increasing demand and positive momentum in Israel, supported by strategic alliances with Canadian suppliers and skilled sourcing team, to cement our leadership position. In parallel, we are advancing a long-term growth plan in Germany, based on replicating our success in Israel. We are also preparing ourselves for the proposed legalization of recreational cannabis in Germany.”

“We continue to be strongly focused on generating efficiencies and synergies, bringing all our financial and human capital to support growth and profitability in Israel and Germany,” concluded Shuster.

Q3 2022 Business Highlights

•	The Company appointed Einat Zakariya and Moti Marcus to its board of directors, replacing Vivian Bercovici and Haleli Barath, each of whom resigned to pursue other opportunities.

•
Signed an international trademark licensing agreement with Avant Brands, granting IMC the exclusive right to launch the BLKMKT brand in Israel. The integration of the unique and exclusive varieties of the high-quality BLKMKT brand into the current IMC premium product portfolio will serve to bolster the cooperative and synergistic partnership forged between the two companies over the past two years. It will further strengthen IMC's business model in Israel that offers medical cannabis patients quality, ultra-premium brands.

•
Received the initial international shipment from Canadian supplier SNDL, consisting export of approximately 167 kilograms of premium dried flower delivered to Israel as part of SNDL’s total commitment with IMC. SNDL and the Company have agreed to the aggregate export of 1,000 kilograms of high-quality dried flower products from Canada to Israel for processing and distribution in the Israeli medical cannabis market. The completed export continues the Company’s streamlining approach to provide the Israeli market with the high-quality products it has come to expect.

•	The Company’s legacy strain Roma® was voted as the Favorite Strain of the Month in August 2022 by 'Cannabis', one of Israel's leading cannabis blogs for Israeli medical cannabis patients

•
The Company introduced the Top-Shelf Collection in Israel in September 2022 as a premium product line with indoor-grown, high-THC cannabis flowers. In addition, as part of IMC’s Craft Collection, which is the ultra-premium indoor-grown product line, the Company introduced 'Watermelon Zkittlez' with record breaking success and strong patient demand for continuity.

Q3 2022 Financial Results

•	Revenues for Q3 2022 were $14.2 million, compared to $8.0 million on Q3 2021, an increase of 78%, representing a 12% sequential organic growth.

The increase in revenues is primarily attributed to the increase in the quantity of medical cannabis products sold, as well as from the higher average selling price per gram the Company realized from its portfolio of premium and ultra-premium branded cannabis products in Israel.

•
Total Dried Flower sold in Q3 2022 was 1,453 kilograms at an average selling price of $9.08 per gram, compared to 1,175 kilograms for the same period in 2021 at an average selling price of $6.61 per gram. The change in the average selling price reflects a 37% increase.

•	Gross Profit, before Fair Value Adjustments, in Q3 2022 was $2.8 million compared to $2.0 million in Q3 2021.

•	Gross Margin for Q3 2022 was 20% compared to 25% in Q3 2021. The decrease is mainly attributed to an expired local non-premium inventory write-off.

•
General and Administrative Expenses in Q3 2022 were $4.3 million compared to $3.7 million in Q3 2021. The increase is mainly attributable to increase in professional and legal services in relation to the capital markets where the Company is listed.

•
Selling and Marketing Expenses in Q3 2022 were $2.8 million, compared to $1.7 million in Q3 2021. The increase is mainly attributed to the Company's increased marketing efforts in Israel, brand launch in Germany, increased distribution expenses, and increased staffing from acquisitions, in line with our expectations.

•	Total Operating Expenses in Q3 2022 were $7.5 million compared to $8.0 million in the third quarter of 2021.

•	Operating Loss for Q3 2022 was $5.5 million, compared to $8.1 million in Q3 2021.

•
Non-IFRS Adjusted EBITDA loss from continuing operations in Q3 2022 was $3.7 million, compared to an Adjusted EBITDA loss of $2.3 in Q3 2021. The increase is mainly attributable to corporate expenses and related legal expenses with connection to the Company’s exit from the Canadian market.

•	Net Loss from Continuing Operations for Q3 2022 was $4.5 million, compared with net income of $0.8 million in Q3 2021.

•	Basic Loss per Share attributable to equity holders of the Company from continuing operations was $0.06 compared to basic earnings per share of $0.03 in Q3 2021.

•	Diluted Loss per Share attributable to equity holders of the Company from continuing operations was $0.06 compared to diluted loss per share of $0.09 in Q3 2021.

•
Net loss from Discontinued Operations for Q3 2022 was $123.6 million, compared with a loss of $6.5 million in Q3 2021. This decrease was primarily due to the goodwill impairment of Trichome in the amount of $107.9 million.

•	Basic and Diluted Loss per Share attributable to equity holders of the Company from discontinued operations was $1.75 compared to basic and diluted loss per share of $0.10 in Q3 2021.

•	Cash and Cash Equivalents as of September 30, 2022 were $3.2 million compared with $13.9 million on December 31, 2021.

•
By commencing the exit from the Canadian market, the Company has been able to reduce its debt level. Debt from Continuing Operations for September 30, 2022 was $5.1 million, representing a decrease of approximately 57%.

The Company’s financial statements as of September 30, 2022 includes a note regarding the Company’s ability to continue as a going concern. The Company’s Q3 2022 financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. For more information, please refer to the ‘LIQUIDITY AND CAPITAL RESOURCES’ section as well as the ‘RISK FACTORS’ section in the Company’s MD&A, available under the Company’s SEDAR profile at www.sedar.com on EDGAR at www.sec.gov/edgar.

Share Consolidation

The Company will be consolidating all of its issued and outstanding common shares (the “Common Shares”) on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares (the “Consolidation”). The objective of the Consolidation is to enable the Company to regain compliance with the minimum bid price requirement set forth in the listing rules of The Nasdaq Stock Market LLC and maintain its listing on the Nasdaq Capital Market (“NASDAQ”).

The Company's board of directors approved the Consolidation and it is expected that the Common Shares will commence trading on a post-Consolidation basis on the Canadian Securities Exchange (the “CSE”) and NASDAQ on or about November 17, 2022.

Assuming the Consolidation is completed, the existing 75,695,325 Common Shares will be reduced to approximately 7,569,526 Common Shares, subject to adjustments for rounding purposes. No fractional Common Shares will be issued. Any fractional interest in Common Shares that is less than 0.5 of a Common Share resulting from the Consolidation will be rounded down to the nearest whole Common Share and any fractional interest in Common Shares that is 0.5 or greater of a Common Share will be rounded up to the nearest whole Common Share.

The Consolidation was approved by holders of Common Shares at the Company's annual general and special meeting held on October 20, 2022. The Consolidation is subject to acceptance by the CSE.

Upon completion of the Consolidation, a letter of transmittal will be sent by mail to registered shareholders advising that the Consolidation has taken effect. The letter of transmittal will contain instructions on how registered shareholders can exchange their share certificates or Direct Registration System (“DRS”) statements evidencing their pre-Consolidation Common Shares for new share certificates or new DRS statements representing the number of post-Consolidation Common Shares to which they are entitled.

Beneficial shareholders holding their Common Shares through an intermediary may be subject to different procedures for obtaining their post-Consolidation Common Shares. If you have questions in this regard, you are encouraged to contact your intermediary.

The Company does not intend to change its name or seek a new stock trading symbol on the CSE or NASDAQ in connection with the Consolidation.

Financial Statements and Management’s Discussion and Analysis

The complete interim condensed consolidated financial statements of the Company for the three and nine months ended September 30, 2022 and 2021 and related management’s discussion and analysis will be available under the Company’s SEDAR profile at www.sedar.com on EDGAR at www.sec.gov/edgar.

Q3 2022 Conference Call

The Company will host a zoom web conference today at 9:00a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com/ within 24 hours after the call.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is an international cannabis company providing premium products to medical patients in Israel, Germany and Canada, the three largest federally legal markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which imports, and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IMC operates through Trichome Financial and its wholly-owned subsidiaries Trichome JWC Acquisition Corp. and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements in this press release includes, without limitation, statements relating to the Company leaving the Canadian cannabis market to focus on Israel, Germany and Europe; achieving profitability and shareholder value; expectations related to demand, growth opportunities in Israel, Germany and Europe; demand and momentum in the Company’s Israeli operations; the restructuring of Trichome under CCAA; the continuation of the Company’s Canadian operations through Trichome until a sale transaction or one or more other restructuring transactions is completed; any material recovery on the Company’s equity investment in Trichome; whether the Company will recover any of its unsecured loans to Trichome; statements relating to the Company’s business objectives and the anticipated timing of execution in Israel, Germany and Europe; the expected cost savings from streamlining operations in Canada and Israel; anticipated market reception of the BLKMKT brand in the Israeli medical cannabis market; expectations related to the Company’s import of medical cannabis products from SNDL and other Canadian suppliers and the market reception of such products; statements relating to the timing, terms and completion of the Consolidation, including the ratio of pre-consolidation Common Shares to post-consolidation Common Shares that will be effected, non-issuance of fractional shares, and the contents and delivery of the letter of transmittal following completion of the Consolidation; timing for the commencement of trading on the CSE and NASDAQ following the completion of the Consolidation;; and the anticipated decriminalization or legalization of adult-use recreational cannabis in Germany and Europe.

Forward-looking statements is based on assumptions that may prove to be incorrect, including but not limited, the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates or plans to operate; the Company’s ability to implement its growth strategies and leverage synergies of acquisitions; the ability to import and the supply of premium and indoor grown cannabis products from the Company’s third-party suppliers and partners; the changes and trends in the cannabis industry; and the Company’s ability to market its brands and services successfully to its anticipated customers and medical cannabis patients in Israel and Germany.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: general business risk and liability, including claims or complaints in the normal course of business; any failure of the Company to maintain “de facto” control over Focus Medical and/or High Way Shinua Ltd. (together with the Company, the “Group”)in accordance with IFRS 10; limitations on stockholdings of the Company in connection with its potential direct engagement in the Israeli medical cannabis market; unexpected changes in governmental policies and regulations in Canada, Israel or Germany such as the Israeli or German government deciding to abandon efforts to decriminalize or legalize adult-use recreational cannabis; the ability of the Company to access future financing if needed or on terms acceptable to the Company; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; the Company’s ability to continue to meet the listing requirements of the CSE and the NASDAQ; any unexpected failure to maintain in good standing or renew its cannabis licenses; the ability of the Group to deliver on their sales commitments or growth objectives; the Group’s reliance on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Groupadverse market conditions; risks of product liability and other safety-related liability from the usage of the Company’s cannabis products; supply chain constraints; competition; reliance on key personnel; litigation risks; the Company’s ability to continue as a going concern; the risk of defaulting on existing debt and war and civil conflict in Eastern Europe and the Middle East.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information form dated March 31, 2022, which is available on the Company’s issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-IFRS Measures

This press release includes references to “EBITDA”, “Adjusted EBITDA” and “Gross Margin”, which are non-International Financial Reporting Standards (“IFRS”) financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. The Company defines adjusted EBITDA as EBITDA adjusted by removing other non-recurring or noncash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. IMC has used or included these non-IFRS measures solely to provide investors with added insight into IMC’s financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	For the nine months ended September 30,		For the three months ended September 30,		For the Year ended December 31,
	2022	2021	2022	2021	2021
Operating Loss	$(20,082)	$(14,294)	$(5,526)	$(8,124)	$(34,053)
Depreciation & Amortization	$1,942	$1,103	$626	$516	$2,125
EBITDA	$(18,140)	$(13,191)	$(4,900)	$(7,608)	$(31,928)
IFRS biological assets fair value adjustments, net	$1,941	$2,086	$867	$2,032	$2,263
Share-based payments	$2,209	$3,955	$367	$2,687	$5,442
Costs related to the NASDAQ listing	$-	$1,261	$-	$-	$-
Restructuring cost	$4,383	$-	$-	$-	$-
Other non-recurring costs	$-	$570	$-	$570	$-
Adjusted EBITDA (Non-IFRS)	$(9,607)	$(5,319)	$(3,666)	$(2,319)	$(24,223)

Nine months ended	September 30, 2022	September 30, 2021

Net Revenue	$39,874	$24,141
Cost of sales	$31,374	$16,625
Gross profit before FV adjustments	$8,500	$7,516
Gross margin before FV adjustments	21%	31%

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

	September 30, 2022	December 31, 2021
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,223	$13,903
Restricted bank deposit	-	1
Trade receivables	11,825	16,711
Advances to suppliers	851	2,300
Other accounts receivable	3,414	14,481
Loans receivable	-	2,708
Biological assets	-	1,687
Inventories	16,634	29,391
Assets held-for-sale	60,618	-

	96,565	81,182

NON-CURRENT ASSETS:
Property, plant and equipment, net	5,088	30,268
Investments in affiliates	2,413	2,429
Advance payment for intangible assets of pharmacy	6,448	3,129
Derivative assets	-	14
Right-of-use assets, net	2,243	18,162
Deferred tax assets	543	16
Intangible assets, net	5,978	30,885
Goodwill	9,788	121,303

	32,501	206,206

Total assets	$129,066	$287,388

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

	September 30, 2022	December 31, 2021
	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$11,775	$13,989
Bank loans and credit facilities	5,139	9,502
Other accounts payable and accrued expenses	5,481	20,143
Accrued purchase consideration liabilities	2,593	6,039
Current maturities of operating lease liabilities	636	1,554
Liabilities directly associated with assets held-for-sale	43,613	-

	69,237	51,227

NON-CURRENT LIABILITIES:
Warrants measured at fair value	116	6,022
Operating lease liabilities	1,611	17,820
Long-term loans	370	392
Employee benefit liabilities, net	383	391
Deferred tax liability, net	1,377	6,591

	3,857	31,216

Total liabilities	73,094	82,443

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital and premium	245,202	237,677
Treasury stock	(660)	(660)
Translation reserve	1,723	2,614
Reserve from share-based payment transactions	14,678	12,348
Accumulated deficit	(206,606)	(50,743)

Total equity attributable to equity holders of the Company	54,337	201,236

Non-controlling interests	1,635	3,709

Total equity	55,972	204,945

Total liabilities and equity	$129,066	$287,388

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands, except per share data
	Nine months ended September 30,		Three months ended September 30,
	2022	2021 (*)	2022	2021 (*)
	Unaudited

Revenues	$39,874	$24,141	$14,170	$8,040
Cost of revenues	31,374	16,625	11,351	6,007

Gross profit before fair value adjustments	8,500	7,516	2,819	2,033

Fair value adjustments:
Unrealized change in fair value of biological assets	(315)	5,464	-	436
Realized fair value adjustments on inventory sold in the period	(1,626)	(7,626)	(866)	(2,544)

Total fair value adjustments	(1,941)	(2,162)	(866)	(2,108)

Gross profit (loss)	6,559	5,354	1,953	(75)

General and administrative expenses	11,670	11,848	4,315	3,653
Selling and marketing expenses	8,379	3,845	2,797	1,709
Restructuring expenses	4,383	-	-	-
Share-based compensation	2,209	3,955	367	2,687

Total operating expenses	26,641	19,648	7,479	8,049

Operating loss	(20,082)	(14,294)	(5,526)	(8,124)

Finance income, net	3,782	22,197	1,198	8,620

Income (loss) before income taxes	(16,300)	7,903	(4,328)	496
Income tax expense (benefit)	(1,029)	206	204	(334)

Net income (loss) from continuing operations	(15,271)	7,697	(4,532)	830

Net loss from discontinued operations, net of tax (Note 10)	(142,581)	(13,727)	(123,643)	(6,486)

Net loss	(157,852)	(6,030)	(128,175)	(5,656)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on translation to presentation currency	(1,630)	(350)	1,312	888

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation	654	288	(549)	29

Total other comprehensive income (loss)	(976)	(62)	763	917

Total comprehensive loss	$(158,828)	$(6,092)	$(127,412)	$(4,739)

(*) Reclassified in respect of discontinued operations.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2022aa	2021 (*)	2022	2021 (*)
	Unaudited
Net loss attributable to:
Equity holders of the Company	$(155,863)	$(4,869)	$(127,788)	$(4,285)
Non-controlling interests	(1,989)	(1,161)	(387)	(1,371)

	$(157,852)	$(6,030)	$(128,175)	$(5,656)

Total comprehensive loss attributable to:
Equity holders of the Company	$(156,754)	$(4,933)	$(127,069)	$(3,359)
Non-controlling interests	(2,074)	(1,159)	(343)	(1,380)

	$(158,828)	$(6,092)	$(127,412)	$(4,739)

Net loss per share attributable to equity holders of the Company:
Basic loss per share (in CAD)	$(2.22)	$(0.10)	$(1.81)	$(0.06)
Diluted loss per share (in CAD)	$(2.22)	$(0.51)	$(1.81)	$(0.18)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:
Basic earnings (loss) per share (in CAD)	$(0.19)	$0.19	$(0.06)	$0.03
Diluted loss per share (in CAD)	$(0.26)	$(0.24)	$(0.06)	$(0.09)

Loss per share attributable to equity holders of the Company from discontinued operations:
Basic and diluted loss per share (in CAD)	$(2.03)	$(0.29)	$(1.75)	$(0.1)

(*) Reclassified in respect of discontinued operations.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Nine months ended September 30,
	2022	2021
	Unaudited
Cash flows from operating activities:

Net loss for the period	$(157,852)	$(6,030)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	(553)	(5,484)
Fair value adjustment on sale of inventory	3,816	7,608
Fair value adjustment of warrants and derivative assets measured at fair value	(5,892)	(21,169)
Depreciation of property, plant and equipment	2,530	1,998
Amortization of intangible assets	1,834	578
Depreciation of right-of-use assets	1,504	1,028
Goodwill impairment	107,854	-
Impairment of property, plant and equipment	2,277	-
Impairment of intangible assets	3,067	-
Impairment of right-of-use assets	1,914	-
Finance expenses, net	6,226	357
Deferred tax benefit, net	(1,851)	(18)
Share-based payment	3,284	5,354
Share-based acquisition costs related to business combination	-	1,301
Non-cash interest income on loans receivable	-	124
Revaluation of other accounts receivable	4,191	419
Restructuring expenses	8,773	-

	138,974	(7,904)
Changes in working capital:

Decrease (increase) in trade receivables, net	1,215	(7,610)
Decrease (increase) in other accounts receivable and advances to suppliers	3,419	(4,521)
Decrease in biological assets, net of fair value adjustments	522	3,636
Increase in inventories, net of fair value adjustments	(641)	(14,016)
Increase in trade payables	8,020	2,994
Increase in employee benefit liabilities, net	14	66
Decrease in other accounts payable and accrued expenses	(3,324)	(5,144)

	9,225	(24,595)

Taxes paid	(470)	(605)

Net cash used in operating activities	(10,123)	(39,134)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Nine months ended September 30,
	2022	2021
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(1,387)	$(3,187)
Proceeds from sales of property, plant and equipment	210	-
Proceeds from loan receivables	350	7,796
Purchase of intangible assets	-	(5)
Acquisition of businesses, net of cash acquired	-	(6,856)
Investments in financial assets	-	305
Proceeds from restricted bank deposit	1	17

Net cash used in investing activities	$(826)	$(1,930)

Cash flow from financing activities:

Proceeds from exercise of warrants	-	3,538
Proceeds from exercise of options	335	134
Proceeds from issuance of share capital, net of issuance costs	3,174	39,353
Repayment of lease liability	(1,075)	(348)
Payment of lease liability interest	(1,262)	(913)
Proceeds from bank loan and credit facilities, net	2,510	4,174
Interest paid	(774)	-

Net cash provided by financing activities	2,908	45,938

Effect of foreign exchange on cash and cash equivalents	(1,879)	3,357

Increase (decrease) in cash and cash equivalents	(9,920)	8,231
Cash and cash equivalents at beginning of the period	13,903	8,885

Cash and cash equivalents at end of the period	$3,983	$17,116

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$269	$1,599
Issuance of shares in payment of purchase consideration liability	$3,062	$-